

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 3, 2017

Via E-mail
Joseph C. Adams
Chief Executive Officer
FS Bancorp, Inc.
6920 220th Street SW
Mountlake Terrace, WA 98043

Re: FS Bancorp, Inc.
Registration Statement on Form S-3
Filed January 30, 2017
File No. 333-215810

Dear Mr. Adams:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: John F. Breyer, Jr., Esq.